Exhibit 99.1

LETTER FROM KPMG LLP

[LETTERHEAD]

United States Securities and Exchange Commission

The Board of Directors

Infosys Technologies Limited

44 Electronic City

Hosur Road

Bangalore 560 100

25 March 2005

Dear Sirs

We were previously auditors of the financial statements of Infosys Technologies Limited (“Infosys”) prepared in accordance with generally accepted accounting principles in the United States of America and, under the dates of April 13, 2004 and July 13, 2004, we reported on the consolidated financial statements of Infosys as of and for the years ended 31 March 2004 and 2003.

The Audit Committee of Infosys has approved the change of auditors to KPMG (Registered) for the financial statements for the year ending 31 March 2005. We have read Infosys’s statements included under the heading “Changes in Registrant’s Certifying Accountants” in its Form 6-K, and we agree with such statements.

Your faithfully

/s/ KPMG LLP

KPMG LLP

Manchester, England